CONTEXT CAPITAL FUNDS
Three Canal Plaza, Suite 600
Portland, ME 04101

January 24, 2014

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	CONTEXT CAPITAL FUNDS Context Alternative Strategies Fund (File Nos. 333-191710; 811-22897)

Dear Ms. O'Neal-Johnson:

On November 22, 2013 of Context Capital Funds ("Registrant") filed Pre-Effective Amendment No. 1 ("PEA 1") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001435109-13-000527) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff via telephone on Thursday, January 9, 2014 and Tuesday, January 14, 2014, regarding the Registration Statement and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the registration statement described below have been incorporated in a pre-effective amendment which is being filed concurrently with this letter pursuant to Rule 472 under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Preliminary Prospectus

Principal Investment Strategies

1. Comment: On page 3, in the penultimate paragraph discussing the Fund's investment in derivatives, you state, "The Fund does not invest more than 25% of its assets in contracts with any one counterparty." In connection with this restriction, please explain how the Fund will calculate its derivatives exposure.

Response: This investment restriction has been deleted.

U.S. Securities and Exchange Commission
January 24, 2014

Statement of Additional Information

Board of Trustees Table

2. Comment: Pursuant to Item 17(a)-(c) of Form N-1A, disclose the information required regarding the directors of the Registrant.

Response: The requested disclosure has been added.

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If you have any questions regarding the enclosed information, please contact me directly at (207) 347-2030.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler
Secretary and Vice President

cc: Aisha J. Hunt
   Sheelyn Michael
       Dechert LLP